As of July 31, 2025

CROWDFUNDING FINANCING AGREEMENT
"JUST ONE MORE"

This Agreement (the "**Agreement**") constitutes the understanding and agreement between JUST ONE MORE FILM, LLC, a Pennsylvania limited liability company ("**Company**"), and the investor executing this Agreement on the signature page hereto ("**Financier**"), in connection with certain investment financing undertaken by Company regarding the full-length motion picture project tentatively entitled "Just One More" (the "**Picture**") being directed and produced by Company.

WHEREAS Company owns the exclusive rights in the Picture's screenplay.

WHEREAS the production budget of the Picture ("**Production Budget**") is expected to be Three Hundred Thousand U.S. Dollars ($300,000).

WHEREAS Company is raising financing for the Production Budget to fully develop and package the Picture.

WHEREAS, Company has filed an Offering Statement on Form C (the "**Offering Statement**") with the U.S. Securities and Exchange Commission relating to the offer and sale (the "**Offering**") of rights under this Agreement (the "**Securities**") to both accredited investors (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**")) and non-accredited investors.

WHEREAS, the Company has engaged Wefunder crowdfunding portal (the "**Portal**"), which is registered with the Securities and Exchange Commission (the "**SEC**") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, as the intermediary for the Offering;

WHEREAS, the Company will pay the Portal a commission equal 7.9% of gross monies raised in the Offering ("Wefunder Commission"), which is being conducted through the Portal's website at www.wefunder.com; and

WHEREAS, the Securities are being offered through the Portal for a target offering amount of Fifty Thousand Dollars ($50,000) (the "**Target Amount**") and a maximum offering amount of Three Hundred Thousand Dollars ($300,000) (the "**Maximum Amount**").

NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement, Financier and Company agree to the following terms and conditions:

1. FINANCING AND CLOSING:
   a. Financier hereby agrees to make an investment in the Picture in the amount set forth on the signature page to this Agreement ("**Financing Amount**") and Financier shall provide the Financing Amount to the Company through the Portal and as described in the Offering Statement. Within ninety (90) days after Picture lock, Company shall provide Financier with a final cost statement for the Picture verified by the Picture's production accountants ("**Final Direct Cost Statement**") that includes the verified final direct cost of the picture ("**Final Direct Cost**"). The Final Direct Cost Statement shall include all amounts contributed by Financier toward the Final Direct Cost (and to the extent Financier has contributed amounts in addition to the Financing Amount, such amounts plus the additional contributions shall still be referred herein as the "**Financing Amount**"). In the event Company and Financier mutually agree that overages exceeding the Approved Budget are required to finish the Picture in a first-class manner, Financier shall have the right of negotiation to contribute additional financing toward such overages (subject to Company's final approval over the terms of such additional financing).
   b. Company shall use its best professional efforts to produce and complete the Picture without exceeding the Production Budget. Financier hereby acknowledges and agrees that the Financing Amount shall be deposited into Company's production account or the Production SPV's production in connection with the Picture pursuant to wire instructions provided by Company in writing (with email sufficing). Company represents and warrants that the Financing Amount shall be utilized solely in connection with the Picture.
   c. Subject to Section 1(e), the closing of the sale and purchase of the Securities in exchange for the Financing Amount (the "**Closing**") shall take place through the Portal within five Business Days after the Offering campaign deadline specified in the Offering Statement (the "**Offering Deadline**").
   d. The Closing is conditioned upon satisfaction of all the following conditions:
      i. Prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Amount; and
      ii. At the time of the Closing, the Company shall have received into the escrow account, established with the Portal and the escrow agent in cleared funds, and is

accepting subscriptions for Securities, having an aggregate investment amount of at least the Target Amount.

e. The Financier understands that the Company may terminate the Offering at any time. The Financier further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

2. THE PICTURE:

a. As between Financier and Company, Company will be responsible for the development, production, distribution, marketing, advertising, sales and exploitation of the Picture. The parties acknowledge, agree and understand that circumstances or events outside the control of the Company may impact the production schedule and any such impact may be deemed an event of Force Majeure in Company's sole discretion.

b. It is agreed that Kaleb and Kyler Cook will serve as the directors and lead producers of the Picture.

3. RIGHTS/CONTROLS:

a. As between Financier and Company, Financier understands and agrees that the Company shall own and control all right, title and interest in the Picture, including without limitation the copyright in and to the Picture and any renewals and extensions of such copyright and all distribution, exhibition, publication, communication, exploitation, broadcast, transmission, sale, licensing, allied, ancillary and/or subsidiary and all derivative rights thereof and all rights thereto with respect to the Picture in any and all media, whether now or hereafter known,.

b. Financier also agrees to execute a Credit Agreement in Company's standard form to satisfy any executive producer services rendered and as a condition precedent to receiving the Credits set forth on Paragraph 7 below.

c. All decisions about, regarding or otherwise pertaining to the creative and business aspects of Company and the Picture shall be made by the Company. Financier shall not have say over any aspects regarding the Company, including the commitments and contracts relative to any of the foregoing.

d. Financier acknowledges that Company has the right, but not the obligation, exercisable in its sole discretion, to appoint one or more sales agents and/or distributors to assist Company in selling, licensing and/or otherwise exploiting the Picture.

4. RELATIONSHIP OF THE PARTIES:

a. This Agreement is not a partnership between or joint venture of the parties hereto and neither party is the agent of the other. This Agreement is not for the benefit of any third party, whether or not referred to herein. No fiduciary relationship exists between the parties. Financier shall not have any equity interest in Company by virtue of this Agreement nor shall Financier have any ownership interest in the Picture as a result of this Agreement. FURTHERMORE, TO THE EXTENT ANY PARTNERSHIP AGREEMENT MAY EXIST BETWEEN THE PARTIES, THE PARTIES EXPRESSLY ACKNOWLEDGE AND AGREE THAT FINANCIER SHALL NOT BECOME A MEMBER OR SUBSCRIBER OF OR HOLD ANY MEMBERSHIP INTEREST,

RIGHTS, AND/OR ENTITLEMENTS IN OR TO COMPANY AND/OR THE PRODUCTION SPV. RATHER, FINANCIER SHALL SOLELY BE ENTITLED TO RECEIVE DISTRIBUTIONS DERIVED FROM THE PROFITS COLLECTED BY THE COMPANY OR THE PRODUCTION SPV (IF ANY) AS EXPRESSLY IDENTIFIED IN THIS AGREEMENT REGARDING THE WATERFALL SCHEDULE OF PRIORITY RECOUPMENT.

5. PRODUCTION AND BUSINESS MATTERS: All of Company's development and production services shall be performed in accordance with standard and customary industry rules, regulations and requirements.

6. RECOUPMENT: Provided that Company has completed the Offering, and Financier is not in breach of this Agreement, Company agrees to repay to Financier the Financing Amount, together with a twenty percent (20%) premium thereon ("**Financier Recoupment**"), solely from Gross Receipts (if any) in accordance with this Paragraph 6. "**Gross Receipts**" as used herein shall mean all non-returnable, non-forfeitable sums derived by, or credited to, Company or any of its affiliated or related parties from the distribution, exhibition, and other exploitation of the Picture (but not any sequel, prequel, or remake), any merchandising, publishing, soundtrack and other allied and/or ancillary rights relating thereto and any other funds received by or credited to Company or any of its affiliated or related parties from the exploitation of the Picture. Gross Receipts may be subject only to deduction of the distribution fees and distribution costs of a third-party distributor(s) of the Picture, and recoupments by third party providers of Print & Advertising expenses. Company shall not enter into any other agreements which provide a share of Gross Receipts which would result in a reduction of the Gross Receipts without Financier's approval. Gross Receipts, if any, of the Picture shall be allocated in the following order:

    a. First, to the payment of the following:

        i. <u>Collection Account Management Agreement</u>: All Gross Receipts from the exploitation of the Picture pursuant to the distribution agreements and tax incentives for the Picture, after deduction for any distributors and/or sub-distributor's fees and out-of-pocket distribution and marketing costs and any taxes withheld shall be deposited or remitted into the Collection Account controlled by the Collection Account Manager, and shall be distributed in the order as set forth in this waterfall priority order of recoupment herein. Financier shall be a beneficiary of such CAMA. Financier shall have auditing and accounting rights no less favorable than any other party to the CAMA; thereafter, to the extent any remains

        ii. Any actual third party, out-of-pocket sales fees and sales expenses payable to the sales agents engaged to sell the Picture and other third party distribution fees and expenses (including but not limited to reasonable outside attorney fees) actually incurred and not otherwise recouped by Company relating directly to the Picture, ongoing third party, out-of-pocket accounting costs and expenses incurred by Company in connection with the processing of payments to profit participants on the Picture; thereafter, to the extent any remains

        iii. All other costs, expenses and charges actually incurred and paid by the Company (or any affiliated or related entities) in connection with the production, post-production of the Picture or any rights therein, including, but not limited to, actual, out of pocket third party delivery costs and expenses (exclusive of the budgeted delivery costs), actual, out of pocket third party reasonable festival expenses (e.g., publicist, accommodations for producers, etc.), guild royalties, guild or union residuals in connection with the Picture and not otherwise reimbursed to Company until the distributor confirms responsibility for those amounts, (if ever), the gross amount (net of any insurance proceeds in connection therewith) paid for the settlement of any claims or lawsuits, including all expenses, court costs and attorneys' fees in connection with any such claim or litigation; but only to the extent any of the foregoing have not previously been paid or assumed by the Picture's distributor; thereafter, to the extent any remains

    iv.   Third party, out-of-pocket expenses incurred by Company in connection with the ongoing ownership of the Picture, including but not limited to (e.g., insurance premiums, the preservation and storage of negatives and master prints of the Picture, and copyrighting of the Picture) and maintenance and filing fees required to maintain Company in good standing; taxes and other fees; and any amounts required to be withheld by law, if any; thereafter, to the extent any remains and

    v.   Any compensation or deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); market rate compensation payable to the Company or its affiliates for services rendered in connection with the production, completion and delivery of the Picture; any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; any reasonable reserve amount, as determined by Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months; thereafter, to the extent any remains

b.   Next, to the payment of any loans (if applicable), plus reasonable interest thereon; thereafter, to the extent any remains

c.   Next, to Financier and any additional financiers (whether such financiers participated in the Offering or through a prior or future private or other capital raise) pro rata pari passu in accordance with their respective Financing Amounts provided, until all financiers, including Financier, have received one hundred percent (100%) of the Financing Amounts, plus a premium of twenty percent (20%) of the Financing Amounts, if ever; thereafter, to the extent any remains

d.   Next, for the payment of any actual Deferments (if any), which deferments shall not exceed 20% of the final budget of the Picture. As used herein, "**Deferments**" shall mean arrangements for the deferral of some or all of the costs of goods and/or services in the Production Budget provided by the supplier of such goods and/or services; thereafter, to the extent any remains, and

e.   Finally, to Net Receipts. "**Net Receipts**," as used herein, shall mean One Hundred Percent (100%) of all Gross Receipts remaining after the payments of all amounts set forth in subparagraphs 6(a) through (d) above. Company shall receive Fifty Percent (50%) of Net Receipts, which such Net Receipts shall be disbursed to Company, cast, and other talent participants in Net Receipts as determined by Company in its good faith discretion (provided such participations do not exceed Fifty Percent (50%) of One Hundred Percent (100%) of Net Receipts) ("**Company's Net Receipts**") and the other Fifty Percent (50%) of Net Receipts shall be "**Financiers' Net Receipts**." Financier shall receive on a pro rata, pari passu basis such percentage of Financiers' Net Receipts equal to the percentage that the Financing Amount advanced to Company represents to the actual Final Directo Cost, which may exceed the estimated Production Budget as set forth herein. For the avoidance of doubt, all third-party participations in Defined Net Proceeds other than those of the Financier and Third-Party Financiers shall be borne out of the Company's' Net Receipts. Accordingly, for example purposes only, if the Financing Amount is $200,000 and the Final Direct Cost of the Picture is $1,000,000, then Financier's amount of Net Receipts shall be Ten Percent (10%) of One Hundred Percent (100%) of Net Receipts or Twenty Percent (20%) of the Financiers' Net Receipts.

7. ACCOUNTING/AUDIT: Company will submit financial reports, and accompanying payments, if any, to any Financier who has invested at least $75,000 (a "**Major Financier**") within thirty (30) days after the end of each quarterly period for the first two (2) years after the initial public commercial exhibition or commercial broadcast of the Picture at the end of each annual period thereafter; provided, however, that no financing reports need be rendered for any period in which no Gross Receipts are received by Company. A Major Financier shall have the right to audit Company's books and records upon reasonable notice, no more than once per annum, at such Major Financier's sole cost and expense.

8. <u>CREDITS</u>: Provided that Financier funds the Financing Amount in accordance with the terms hereof and executes the **Credit Agreement** as set forth in **Exhibit "A"**, Company shall accord Financier one (1) individual executive Company credit:

    a. <u>Executive Company Credit</u>: One (1) individual executive Company credit as follows:
        i. <u>On Screen</u>: On screen, in the main titles, on a shared card and in a size of type at least equal to One Hundred Percent (100%) of the average size of type, style, duration prominence and placement used to accord any other executive Company credit on screen. If the main title credits appear in the end titles, such credits shall also appear in the end titles.
        ii. <u>General</u>: All other matters with respect to such credits shall be within Company's sole discretion. No casual or inadvertent failure by Company to comply with the provisions of this paragraph, nor any failure by third parties to comply with the credit provisions hereunder, shall constitute a breach of this Agreement by Company; provided, that after written notice of any failure to accord credit, Company agrees to use reasonable efforts to prospectively cure any such failures which are economically practicable to cure. Company shall have no obligation to recall any then-existing or then-ordered prints or other material. Company shall contractually obligate all third-party distributors of the Picture of the credit requirements hereunder.

9. ASSIGNMENT: Financier agrees that Company may assign this Agreement at any time to any person or entity, provided, however, that if this Agreement is assigned to a person or entity other than a bona fide major or mini-major studio or similarly financially responsible distributor or financier, and such person or entity assumes all of Company's obligations in writing, Company shall remain liable to Financier. The Financier agrees that the Financier may not and will not assign or delegate all or any of its rights or obligations under this Agreement. without the prior written consent of Company.

10. FINANCIER'S REPRESENTATIONS AND WARRANTIES: Financier represents and warrants the following:

    a. The Financier understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Statement, and in this Agreement. The Financier can bear the economic risk of this investment and can afford a complete loss thereof; the Financier has sufficient liquid assets to pay the full amount of Financier Funds; and the Financier has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Financier's investment of the Financier Funds. **Financier acknowledges the following: (i) there can be no assurance that any additional funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Receipts) or that any such revenues will be sufficient to return to Financier all or any part of the Financing Amount; (iv) investments in the motion Picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the Company's Offering Statement, a copy of which has been made available to the Financier.**

    b. The Financier acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Financier by Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of advancement by the Financier of the Financing Amount.

    c. Including the amount set forth on the signature page hereto, in the past 12-month period, the Financier has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

    d. The Financier has received and reviewed a copy of the Offering Statement. With respect to information provided by the Company, the Financier has relied solely on the information contained in the Offering Statement to make the decision to purchase the Securities.

    e. The Financier confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Financier in deciding to invest in the Securities. The Financier acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Financier's authority or suitability to invest in the Securities.

f. The Financier is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Statement. The Financier has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

g. The Financier understands that, unless the Financier notifies the Company in writing to the contrary at or before the closing of the Offering of the Securities, each of the Financier's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the closing, taking into account all information received by the Financier.

h. The Financier acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering of Securities at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid Financing Amount, without interest thereon, to the Financier.

i. The Financier understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

j. The Financier has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

k. The Financier confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (ii) made any representation to the Financier regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Financier is not relying on the advice or recommendations of the Company and the Financier has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Financier.

l. The Financier has such knowledge, skill and experience in business, financial and investment matters that the Financier is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Financier's own professional advisors, to the extent that the Financier has deemed appropriate, the Financier has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. The Financier has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Financier is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

m. The Financier is acquiring the Securities solely for the Financier's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Financier understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Financier and of the other representations made by the Financier in this Agreement. The Financier understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

n. The Financier understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Financier may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Financier understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Financier understands that the Financier must bear the economic risks of the investment in the Securities for an indefinite period of time.

o. The Financier agrees that the Financier will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

11. COMPANY'S REPRESENTATIONS AND WARRANTIES: The Financier understands that upon execution by the Company of this Agreement, the Company will be deemed to have made following representations and warranties to the Financier as of the date of such execution:

a. The Company has been duly formed under the laws of the State of Pennsylvania and, has all requisite legal and limited liability power and authority to conduct its business as currently being conducted and to issue and sell the Securities to the Financier pursuant to this Agreement.

b. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's articles of organization or operating agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

12. INDEMNIFICATION: The Financier agrees to indemnify and hold harmless the Company and its managers, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Financier's failure, or alleged failure, to fulfill any of the terms and conditions of this Agreement or by reason of the Financier's breach of any of the Financier's representations and warranties contained herein.

13. INSURANCE: Financier shall be covered by and added as an additional insured to Company's general liability and Errors and Omissions insurance policies for the Picture, subject to the terms, conditions, limitations and restrictions of such policies, including subrogation, for so long as such policies are carried by Company. The provisions of this paragraph shall not be construed so as to limit or otherwise affect any obligation, representation or agreement by Financier hereunder.

14. REMEDIES: In the event of breach of this Agreement by Company, Financier's remedy shall be limited to an action for damages in accordance with Section 13 hereof, if any. In no event shall Financier have the right to terminate or rescind this Agreement or in any way to enjoin or interfere with the development, production, marketing, distribution or exploitation of the Picture.

15. HIGH RISK INVESTMENT: **THE FINANCIER UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK. The Financier acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Financier are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Financier has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.** Financier has no assurance of receiving a return of the Financing Amount pursuant to this Agreement, or any profit in excess of such Financing Amount and the twenty percent (20%) premium thereon. Financier has been advised to seek independent legal counsel before making the Financing Amount commitment and fully understands, and can withstand, that there is an extremely high risk of loss associated with making the Financing Amount commitment. Financier acknowledges that no express assurances, guaranties, representations or warranties have been given that, by entering into this Agreement, any recoupment and/or profits actually will be realized. Financier should be particularly aware that the motion picture industry is highly speculative and involves a substantial degree of risk. Each motion picture is an individual artistic work, and its commercial success is primarily determined by audience reaction, which is unpredictable; accordingly, there can be no assurance as to the financial success of any motion picture. Even if a production is a critical or artistic success, there is no assurance that it will be

profitable. There can be no assurance that the Picture will recoup its production costs. A more comprehensive list of Risk Factors is attached hereto as "**Exhibit B - Risk Factors**" and Tax Considerations as "**Exhibit C – Tax Considerations**" and by reference each incorporated herein.

16. ARBITRATION: All disputes arising out of this Agreement, if not resolved through mutual discussions between the parties hereto, shall be submitted to arbitration in accordance with the applicable rules of the Independent Film and Television Alliance before a single arbitrator in State College, Pennsylvania or Los Angeles, California in Company's sole discretion. The prevailing party shall be entitled to reasonable attorneys' fees and costs. The arbitrator's award shall be final, and judgment may be entered upon it by any court having jurisdiction thereof.

17. **Use of Name and Likeness**: Financier hereby grants to Company the right, in perpetuity and throughout the universe, to use Financier's name solely in connection with the credits set forth above and any other use of Artist's name shall require Financier's prior written approval (not to be unreasonably withheld or delayed). Furthermore, subject to Financier's prior written approval, Company shall have the right to use Financier's approved likeness, and/or approved biography in connection with the production, exhibition, advertising and other exploitation of the Picture (including, without limitation, documentaries, featurettes, promotional films and so called "behind-the-scenes" programming and interviews) and all subsidiary and ancillary rights therein, in any and all media, including, but not limited to, recording (in any configuration) containing any material derived from the Picture, including, without limitation, all or any part of the soundtrack of the Picture, publications, merchandising and commercial tie-ups; provided, however, in no event shall Financier be depicted as using any product, commodity or service without Financier's prior consent. Financier shall prepare and supply biographical data to be used in connection with the production hereunder. If, after reasonable written request therefore, such biographical data is not supplied, Company may supply biographical material which shall be submitted to Financier for Financier's consent which shall be deemed approved if not rejected or otherwise responded to within ten (10) business days after submission.

18. **Additional Documents**: Subject to Financier's opportunity to review and negotiate, Financier shall execute and deliver, or cause to be executed and delivered, all further instruments, agreements and documents consistent herewith, and shall take all further actions necessary or desirable to effectuate the purposes of this Agreement, when and as requested by Company. If within ten (10) business days from receipt of written request therefor, Financier fails to execute and deliver to Company any such further instruments, agreements or documents consistent herewith, Financier hereby irrevocably appoints Company as Financier's attorney-in-fact on a strict limited basis only relating to purposes of this Agreement with the right, but not the obligation, solely to execute such further instruments, agreements and documents consistent herewith, on behalf of and in the name of Financier. Financier agrees and acknowledges that said appointment is coupled with an interest and shall be irrevocable. Company will promptly provide Financier with copies of documents executed pursuant to this Paragraph 17; provided, however, that Company's inadvertent failure to do so shall not be deemed a breach of this Agreement.

19. NOTICES: All notices under this Agreement shall be in writing addressed to the addresses provided to Wefunder, or at such other address as either party may designate from time to time by written notice to the other. All notices shall be served by facsimile and one of the following: electronic mail, recognized courier services such as Federal Express or DHL, or hand delivery addressed as specified above. The date of receipt by facsimile, electronic mail, or courier, as the case may be, shall be the date of service of notice.

20. COMPLETE AGREEMENT: This Agreement is complete and embraces the entire understanding between the parties. All prior understandings in connection with the subject matter herein contained, either oral or written, are null and void unless expressly set forth herein. No alteration, modification, or waiver, in whole or in part, of any provision of this Agreement shall be of any effect unless set forth in writing and signed by both parties hereto. A waiver by either party of any breach or default by the other party shall not be construed as a waiver of the same or any other breach or default by such party.

21. COUNTERPARTS: This Agreement may be signed in counterparts, and scanned or facsimile copies shall be deemed originals for all purposes.

22. SEVERABILITY: If any provision of this Agreement shall be held void, voidable, invalid, or inoperative, no other provision of this Agreement shall be consequently affected, and accordingly, the remaining provisions of this Agreement shall remain in full force and effect, as though such void, voidable, invalid, or inoperative provision had not been contained herein.

23. ELECTRONIC EXECUTION AND DELIVERY. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

Financing Amount: $[AMOUNT]

COMPANY:

Just One More Film LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

FINANCIER:

 [ENTITY NAME]

Investor Signature

By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Financier is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

EXHIBIT "A"

CREDIT AGREEMENT

This agreement ("Agreement") is entered into as of July 31, 2025 (the "Effective Date"), by and between JUST ONE MORE FILM, LLC ("Company") and [INVESTOR NAME] ("EP") in connection with the feature length motion picture currently entitled "JUST ONE MORE" (the "Picture") under the following terms and conditions:

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to the following:

1.   <u>Credit</u>: Subject to EP not being in material uncured breach of this Agreement and <u>Financier</u> not being in material uncured breach of the Crowdfunding Financing Agreement between Company and Financier dated as of the Effective Date (the "<u>CFA</u>"), EP shall be accorded one (1) "executive producer" screen credit on a shared or sole card, at Company's sole election, in the main titles of the Picture (i.e., where the 'directed by' credit is accorded), in a size, type and style no less favorable than that of the credit accorded to any other executive Company and subject to customary distributors' exceptions and exclusions, such credit shall appear in any and all "paid advertisements" for the Picture (as such term is customarily understood in the United States motion picture industry) and any and all excluded advertisements where any other executive Company of the Picture receives credit. Except as expressly set forth herein, all other aspects of EP's credit, if any, shall be at Company's sole discretion. Any casual or inadvertent failure to accord EP's credit, if any, shall not be deemed a breach by Company provided that upon written notice to Company specifying such failure in reasonable detail, Company shall use reasonable efforts to prospectively cure such failure as to prints and advertisements not yet printed or committed to as of the date of Company's receipt of such notice. Company shall inform the distributor or subdistributors of the Picture of EP's credit required hereunder. In the event of any conflict between the terms of this Agreement and the CFA regarding the credit for EP, the provisions of the CFA shall control.

2.   <u>Assignment</u>: This Agreement shall be binding upon and shall inure to the benefit of Company and shall be binding upon and shall be to the benefit of, and may be assigned to: any parent, subsidiary or affiliate company of Company; any company or entity acquiring all or substantially all of Company's assets; and any person, firm or corporation who may hereafter acquire the right to produce, distribute, exhibit, advertise and/or otherwise exploit the Picture hereunder provided that in all instances all obligations hereunder are assumed in writing. EP may not assign this Agreement or EP's rights hereunder, or delegate EP's duties, if any, under this Agreement in whole or in part.

3.   <u>Work Made for Hire/Results and Proceeds/Independent Contractor</u>: EP hereby acknowledges that Company is the sole and exclusive owner, throughout the universe, in perpetuity and in all languages, of all right, title and interest in and to the results and proceeds of EP's services hereunder, including without limitation all performances, material composed, submitted, added, created, or interpolated by EP hereunder (hereafter the "<u>Work</u>"). The Work is a "work made for hire" for Company under the U.S. Copyright Law, prepared within the scope of EP's employment and/or as a work specially ordered or commissioned for use as a part of a motion picture or other visual work. Accordingly, Company is considered the author and, at all stages of completion, and without any further act or instrument by any person, the sole and exclusive owner of the Work and all right, title and interest therein. If under any applicable law the fact that the Work is a work-made-for-hire is not effective to place sole authorship and sole ownership of the Work and all rights therein and thereto in Company, then to the fullest extent available and for the full term of protection otherwise accorded to EP under such applicable law, EP hereby irrevocably and perpetually assigns and pre-assigns and transfers to Company all right, title and interest in and to the Work now or hereafter created. To the fullest extent allowable under any applicable

law, EP hereby irrevocably waives or assigns to Company EP's so-called "moral rights of authors" or "droit morale" rights which EP may have in connection with the Work, including the Picture. It is agreed and understood that EP's relationship to Company is that of an independent contractor. Accordingly, EP shall be responsible for payment of all taxes and insurance applicable under existing laws, including, but not limited to, social security taxes, and federal, state and city income taxes. EP warrants that EP will make all necessary payments due appropriate governmental agencies to comply with the foregoing and indemnify Company against all claims, liabilities, costs, or expenses that may arise out of breach of the foregoing. The parties hereto stipulate that EP is self-employed or the employee of a third party.

4.   Further Documents: EP shall duly execute, acknowledge and deliver to Company or cause to be executed, acknowledged and delivered to Company, any and all assignments or instruments consistent herewith which Company reasonably deems necessary to carry out and effectuate the purposes and intent of this Agreement, including, without limitation, separate assignments of any rights granted by EP. In the event EP fails to execute any such instrument, after being provided with a reasonable opportunity to review and comment thereon (with five (5) days deemed reasonable), EP hereby irrevocably nominates, constitutes and appoints Company as EP's true and lawful attorney-in-fact for the limited purposes set forth herein, which constitutes a power coupled with an interest, with the right to execute and file all such documents and to do any and all acts and things necessary, as consistent herewith, with respect to such documentation. Company shall provide copies of such executed documents to EP promptly thereafter; provided, that inadvertent failure to do so such not constitute a breach hereof.

5.   Name and Biography: Subject to EP's right of approval in each instance, Company shall have the right, in perpetuity and throughout the universe, to use EP's name, likeness, and/or approved biography (collectively, "EP's Name and Likeness") solely in connection with the development, production, exhibition, advertising, promotion and/or other exploitation of the Picture and/or all subsidiary and ancillary rights of any nature relating to the Picture, or EP's services, if any, in connection with the Picture, in any and all media now known or hereafter devised; provided, however, that in no event shall EP be depicted as using, sponsoring, or endorsing any product, commodity, entity, or service without EP's written prior approval in each instance. Further, there shall be no use of EP's Name and Likeness in any merchandise and/or commercial tie-ins without EP's prior written approval in each instance. Notwithstanding the foregoing, Company's use of EP's name solely in a billing block on any item of merchandise or other material or in connection with any commercial tie-in shall constitute an acceptable use of EP's name, which shall not in any event require EP's consent.

6.   Remedies: The rights and remedies of EP in the event of any breach by Company of this Agreement or any of Company's obligations hereunder, including, but not limited to, its credit obligations set forth in Paragraph 1, shall be limited to EP's right to recover damages, if any, in an action at law, and EP hereby waives any right or remedy in equity, including without limitation any right to terminate or rescind this Agreement or Company's ownership of the Picture or the results and proceeds of any of EP's services or any other right granted to Company hereunder and/or to seek injunctive or other equitable relief with respect to any breach of Company's obligations hereunder and/or to enjoin or restrain or otherwise impair in any manner the production, distribution, exhibition or other exploitation of the Picture, or any parts or elements thereof, or the use, publication or dissemination of any advertising in connection therewith.

7.   Governing Law: This Agreement shall be construed and enforced in accordance with the laws of the State of California and the federal laws of the United States of America applicable therein and each of the parties irrevocably submits to the exclusive jurisdiction of the courts of the State of California.

8.   Dispute Resolution. Any dispute arising hereunder shall be resolved solely through binding arbitration under and pursuant to the commercial arbitration rules of JAMS ("JAMS Rules") as said rules

may be amended from time to time with full rights of discovery as permitted in accordance with California law. Such rules and procedures are incorporated and made part of this Agreement by reference. It is agreed that the arbitration shall be before a single arbitrator familiar with entertainment law. The arbitrator may, in his/her sole discretion, award the prevailing party in such arbitration the right to recover its reasonable attorneys' fees and costs incurred in connection with such arbitration. Any award shall be final, binding, and non-appealable. The parties agree to accept service of process in accordance with JAMS Rules. The arbitration will be confidential and conducted in private, and will not be open to the public or media. No matter relating to the arbitration (including but not limited to, the testimony, evidence or result) may be (i) made public in any manner or form, (ii) reported to any news agency or publisher and/or (iii) disclosed to any third party not involved in the arbitration.

9.   Miscellaneous: This Agreement shall be deemed to have been drafted jointly by the parties, notwithstanding that one party or the other may have performed the actual drafting hereof. No waiver by either party hereto of any failure by the other party to keep or perform any covenant or condition of the Agreement shall be deemed to be a waiver of any preceding or succeeding breach of the same, or any other covenant or condition. The provisions of this Agreement are severable. If any provision is held to be invalid or unenforceable, it shall not affect the validity or enforceability of any other provision. This Agreement may be executed by facsimile or PDF signatures and in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument. Unless and until modified, amended or superseded by another agreement in writing, this Agreement sets forth the legally binding agreement of the parties with respect to the subject

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

"JUST ONE MORE FILM, LLC"   "EP"

Founder Signature _____   *Investor Signature* _____

By: Kaleb Cook   By:[INVESTOR NAME]
_____

Its: Authorized Signatory

RISK FACTORS

MAKING THE INVESTMENT INVOLVES VARIOUS RISKS RELATING BOTH TO THE NATURE OF THE MANAGEMENT OF THE COMPANY AND THE MOVIE INDUSTRY ITSELF AND IS THEREFORE SUITABLE ONLY FOR PERSONS OR ENTITIES WITH THE FINANCIAL CAPABILITY OF MAKING AND HOLDING LONG-TERM INVESTMENTS WHO HAVE NO NEED FOR LIQUIDITY IN THIS INVESTMENT. THEREFORE, IN ADDITION TO THE MATTERS SET FORTH ELSEWHERE IN THE AGREEMENT, PROSPECTIVE FINANCIERS SHOULD CONSIDER THE FOLLOWING FACTORS:

A.   COMPANY-RELATED RISKS

1.   RELIANCE ON MANAGEMENT – EXCEPT AS SET FORTH IN THIS AGREEMENT, DECISIONS WITH RESPECT TO THE MANAGEMENT OF THE COMPANY WILL BE MADE BY THE MANAGER OF COMPANY (THE "<u>MANAGER</u>") IN THE MANAGER'S SOLE DISCRETION. THE SUCCESS OF THE PICTURE WILL LARGELY DEPEND ON THE QUALITY OF THE MANAGEMENT OF THE COMPANY. THE MANAGER, WITH THE ADVICE AND ASSISTANCE OF OTHER PROFESSIONALS, WILL ADMINISTER ALL BUSINESS ASPECTS OF THE MANAGER, THE COMPANY AND THE PICTURE. ALTHOUGH THE MANAGER BELIEVES THAT THE MANAGER HAVE THE NECESSARY BUSINESS AND MOTION PICTURE EXPERIENCE TO SUPERVISE THE MANAGEMENT OF THE COMPANY, THERE CAN BE NO ASSURANCE THAT THE MANAGER WILL PERFORM ADEQUATELY OR THAT THE COMPANY'S OPERATIONS WILL BE SUCCESSFUL.   FINANCIERS WILL RECEIVE AN ECONOMIC INTEREST IN THE PICTURE, BUT SHALL NOT BE PARTICIPANTS IN THE MANAGEMENT OR THE OPERATIONS OF THE COMPANY OR THE PICTURE. ACCORDINGLY, EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, AN FINANCIER WILL HAVE NO RIGHT TO VOTE ON, OR TO VETO ACTIONS OF THE MANAGER, WILL HAVE NO CREATIVE CONTROL, AND MANAGER-APPROVED ACTIONS MAY BE APPROVED DESPITE THE FINANCIER'S DISSENT FROM SUCH ACTIONS. UNLESS OTHERWISE DISCLOSED BY THE MANAGER, NEITHER THE COMPANY, THE MANAGER NOR ANY OF THE MANAGER'S ADVISORS HAS MANAGED OR PRODUCED A FEATURE FILM PREVIOUSLY, AND NO ASSURANCE CAN BE HAD THAT THEIR EFFORTS WILL BE SUCCESSFUL FOR THE PICTURE.

2.   LIMITED OPERATING HISTORY – THE COMPANY HAS BEEN IN EXISTENCE FOR A VERY SHORT PERIOD OF TIME, AND IS SUBJECT TO ALL THE RISKS INCIDENT TO THE CREATION AND DEVELOPMENT OF A NEW BUSINESS, INCLUDING THE ABSENCE OF A HISTORY OF OPERATIONS AND MINIMAL NET WORTH. FURTHERMORE, THE COMPANY HAS NOT PRODUCED OR DISTRIBUTED A FULL-LENGTH MOTION PICTURE. THE COMPANY AND THE MANAGER HAVE, AND WILL CONTINUE TO, ENDEAVOR TO EMPLOY OR OTHERWISE RETAIN THE SERVICES OF THOSE PERSONS WITH THE SKILLS NECESSARY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE A FULL-LENGTH FEATURE FILM, BUT NO ASSURANCES CAN BE GIVEN THAT THEY WILL BE SUCCESSFUL IN THESE EFFORTS.

3.   MANAGER'S CONFLICTS OF INTEREST – THE MANAGER IS NOT REQUIRED TO RENDER EXCLUSIVE SERVICES IN CONNECTION WITH THE PICTURE OR THE COMPANY. THE MANAGER, THE PRODUCTION TEAM AND THE TALENT HAVE INTERESTS IN A VARIETY OF ACTIVITIES OTHER THAN ACTING AS MANAGER TO THE COMPANY, INCLUDING INVOLVEMENT WITH THE PRODUCTION OF OTHER FILMS. IN ADDITION, THE

MANAGER, THE PRODUCTION TEAM AND THE TALENT MAY ORGANIZE COMPANIES THAT ARE SIMILAR TO THE COMPANY IN THE FUTURE. ANY OF THE MANAGER MAY BE A PRINCIPAL IN, OR HAVE PROFIT INTEREST IN, THE COMPANY. ACCORDINGLY, CONFLICTS OF INTEREST MAY ARISE IN THE ALLOCATION OF SUCH MANAGER'S, THE PRODUCTION TEAM'S AND/OR THE TALENT'S TIME BETWEEN THE COMPANY AND ONE OR MORE OF THESE OTHER ACTIVITIES. ADDITIONALLY, THE MANAGER MAY ENTER INTO SERVICES AGREEMENTS WITH THE COMPANY. THE TERMS OF SUCH AGREEMENTS MAY NOT BE THE RESULT OF AN ARMS-LENGTH TRANSACTION, BUT BE CONSIDERED TO BE EQUAL TO, OR LESS THAN, INDUSTRY STANDARDS FOR THE ASSOCIATED SERVICES RENDERED TO THE COMPANY.

4.   INDEMNIFICATION – UNDER CERTAIN CIRCUMSTANCES, THE MANAGER WILL BE INDEMNIFIED BY THE COMPANY FOR ANY LIABILITIES OR LOSSES ARISING OUT OF THE MANAGER'S ACTIVITIES IN CONNECTION WITH THE COMPANY. INDEMNIFICATION UNDER SUCH PROVISION COULD REDUCE OR DEPLETE THE ASSETS OF THE COMPANY.

5.   WORKING CAPITAL REQUIREMENTS AND THE POTENTIAL NEED FOR ADDITIONAL FINANCING – THERE IS NO ASSURANCE THAT UNFORESEEN EVENTS WILL NOT OCCUR, RESULTING IN THE NEED TO RAISE ADDITIONAL FUNDS BEYOND WHAT THE COMPANY AND THE MANAGER PROJECT. FURTHERMORE, COMPANIES WITH LIMITED OPERATING HISTORIES, SUCH AS THE COMPANY AND THE MANAGER, DO NOT ALWAYS USE CAPITAL IN THE MOST EFFICIENT MANNER. THUS, THE COMPANY AND THE MANAGER MAY NEED TO RAISE ADDITIONAL CAPITAL TO FUND FUTURE OPERATIONS AND TO SATISFY FUTURE CAPITAL REQUIREMENTS OF THE COMPANY. THE FAILURE TO RAISE ANY ADDITIONAL NEEDED FUNDS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY AND THE MANAGER. IN ADDITION, IT IS ANTICIPATED THAT RAISING ADDITIONAL FUNDS WILL RESULT IN ADDITIONAL DILUTION OF EACH OFFEREE'S INVESTMENT.

6.   LIABILITY OF FINANCIERS – FINANCIERS MIGHT, UNDER APPLICABLE LAW, BE LIABLE TO THE COMPANY IN AN AMOUNT EQUAL TO ANY DISTRIBUTION MADE FROM THE COMPANY TO FINANCIERS, IF, AFTER DISTRIBUTION IS MADE, THE REMAINING ASSETS OF THE COMPANY ARE NOT SUFFICIENT TO PAY ITS THEN OUTSTANDING LIABILITIES, EXCLUSIVE OF LIABILITIES TO THE FINANCIERS ARISING ON ACCOUNT OF THEIR RESPECTIVE INTERESTS IN THE COMPANY.

7.   LOSS ON DISSOLUTION OR TERMINATION – IN THE EVENT OF A DISSOLUTION OR TERMINATION OF THE COMPANY, THE PROCEEDS REALIZED IN THE LIQUIDATION OF ASSETS, IF ANY, WILL BE DISTRIBUTED TO THE FINANCIERS ONLY AFTER THE SATISFACTION OF CLAIMS OF CREDITORS. ACCORDINGLY, THE ABILITY OF FINANCIERS TO RECOVER ALL OR ANY PORTION OF HIS OR HER OR ITS INVESTMENT UNDER SUCH CIRCUMSTANCES WILL DEPEND ON THE AMOUNT OF FUNDS SO REALIZED AND THE AMOUNT OF CLAIMS TO BE SATISFIED THEREFROM.

8.   INCOME TAX CONSEQUENCES – THERE ARE VARIOUS RISKS ASSOCIATED WITH THE FEDERAL INCOME TAX ASPECTS OF AN INVESTMENT IN THE COMPANY WHICH SHOULD BE CAREFULLY CONSIDERED BY EACH PROSPECTIVE FINANCIER TO DETERMINE WHETHER AN INVESTMENT IN THE COMPANY IS SUITABLE FOR SUCH PROSPECTIVE FINANCIER. EACH PROSPECTIVE FINANCIER IS URGED TO CONSULT HIS OR HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL (AS WELL AS STATE AND LOCAL) INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

B.   MOVIE INDUSTRY RISKS

1.   COMPETITIVE INDUSTRY – SOME SEGMENTS OF THE MOTION PICTURE INDUSTRY ARE HIGHLY COMPETITIVE. THE COMPANY WILL BE COMPETING WITH THE COMPANYS OF OTHER FILMS IN ARRANGING FOR DISTRIBUTION IN ALL AVAILABLE MARKETS AND MEDIA. IN THE DISTRIBUTION PHASE, COMPETITION WILL LIMIT THE AVAILABILITY OF SUCH MARKETS AND MEDIA REQUIRED FOR THE SUCCESSFUL DISTRIBUTION OF THE PICTURE. THE PICTURE WILL BE COMPETING DIRECTLY WITH OTHER MOTION PICTURES AND INDIRECTLY WITH OTHER FORMS OF PUBLIC ENTERTAINMENT. THE COMPANY WILL COMPETE WITH NUMEROUS LARGER MOTION PICTURE PRODUCTION COMPANIES AND DISTRIBUTION COMPANIES, WHICH HAVE SUBSTANTIALLY GREATER RESOURCES, LARGER AND MORE EXPERIENCED PRODUCTION AND DISTRIBUTION STAFFS, AND ESTABLISHED HISTORIES OF SUCCESSFUL PRODUCTION AND DISTRIBUTION OF MOTION PICTURES.

2.   COMMERCIAL SUCCESS – THE PICTURE'S SUCCESS IS PRIMARILY DEPENDENT ON AUDIENCE ACCEPTANCE OF THE PICTURE, WHICH IS EXTREMELY DIFFICULT TO PREDICT AND, THEREFORE, INHERENTLY RISKY. MANY FILMS ARE PRODUCED EACH YEAR AND NEVER RELEASED.   MANY FILMS ARE RELEASED EACH YEAR, WHICH ARE NOT COMMERCIALLY SUCCESSFUL AND FAIL TO RECOUP THEIR PRODUCTION COSTS FROM UNITED STATES THEATRICAL DISTRIBUTION. FOREIGN AND ANCILLARY MARKETS HAVE THEREFORE BECOME INCREASINGLY IMPORTANT. LICENSING OF A MOTION PICTURE IN THE ANCILLARY MARKETS IS PARTICULARLY DEPENDENT UPON PERFORMANCE IN DOMESTIC THEATRICAL DISTRIBUTION.

NEITHER THE MANAGER NOR THE COMPANY CAN PREDICT THE ECONOMIC SUCCESS OF THE PICTURE BECAUSE THE REVENUE DERIVED FROM THE DISTRIBUTION OF A MOTION PICTURE (WHICH DOES NOT NECESSARILY BEAR ANY CORRELATION TO THE PRODUCTION OR DISTRIBUTION COSTS INCURRED) DEPENDS PRIMARILY UPON ITS ACCEPTANCE BY THE PUBLIC, WHICH CANNOT BE ACCURATELY PREDICTED. THE ECONOMIC SUCCESS OF A MOTION PICTURE ALSO DEPENDS UPON THE PUBLIC'S ACCEPTANCE OF COMPETING FILMS, THE AVAILABILITY OF ALTERNATIVE FORMS OF ENTERTAINMENT AND LEISURE-TIME ACTIVITIES, GENERAL ECONOMIC CONDITIONS AND OTHER TANGIBLE AND INTANGIBLE FACTORS, ALL OF WHICH CAN CHANGE AND CANNOT BE PREDICTED WITH CERTAINTY. NEITHER THE MANAGER NOR THE COMPANY CAN ASSURE FINANCIERS THAT THE PICTURE WILL GENERATE ENOUGH REVENUE TO OFFSET ITS DISTRIBUTION AND MARKETING COSTS, IN WHICH CASE THE COMPANY WOULD NOT RECEIVE ANY NET REVENUES FOR THE PICTURE

3.   PRODUCTION – PARTICULARLY AS PRODUCED BY INDEPENDENT FILMMAKERS, EACH MOTION PICTURE IS A SEPARATE BUSINESS VENTURE WITH ITS OWN MANAGEMENT, EMPLOYEES AND EQUIPMENT AND ITS OWN BUDGETARY REQUIREMENTS.   THERE ARE SUBSTANTIAL RISKS ASSOCIATED WITH FILM PRODUCTION, INCLUDING DEATH OR DISABILITY OF KEY PERSONNEL, OTHER FACTORS CAUSING DELAYS, DESTRUCTION OR MALFUNCTION OF SETS OR EQUIPMENT, THE INABILITY OF PRODUCTION PERSONNEL TO COMPLY WITH BUDGETARY OR SCHEDULING REQUIREMENTS AND PHYSICAL DESTRUCTION OR DAMAGE TO THE PICTURE ITSELF. ALTHOUGH SOME OF THESE PROBLEMS MAY BE COVERED BY THE COMPANY'S INSURANCE FOR THE PICTURE, SIGNIFICANT DIFFICULTIES SUCH AS THESE MAY MATERIALLY INCREASE THE COST OF PRODUCTION OR MAY CAUSE THE ENTIRE PROJECT TO BE ABANDONED.

4.   DEPENDENCE ON KEY PERSONNEL – THE COMPANY'S FUTURE SUCCESS DEPENDS, IN SIGNIFICANT PART, UPON THE CONTINUED SERVICE OF THE INDIVIDUALS THAT CONSTITUTE THE PRODUCTION TEAM AND THE MANAGER'S ADVISORS. NEITHER THE COMPANY NOR THE MANAGER MAINTAINS KEY PERSON LIFE INSURANCE FOR ANY TEAM MEMBER OR EMPLOYEE. FURTHERMORE, THE COMPANY'S AND THE MANAGER'S SUCCESS IS DEPENDENT ON THE ABILITY OF THE COMPANY AND THE MANAGER TO ATTRACT TOP TALENT, BOTH WITHIN THE PRODUCTION TEAM AND THE CAST OF THE PICTURE. THE COMPANY'S AND THE MANAGER'S INABILITY TO ATTRACT SUCH TALENT OR THE LOSS OF THE SERVICES OF ONE OR MORE MEMBERS OF THE PRODUCTION TEAM COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S AND THE MANAGER'S ABILITY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE THE PICTURE. ADDITIONALLY, THE COMPANY MAY ELECT TO FOREGO THE PURCHASE OF A COMPLETION BOND OR OTHER TYPES OF PRODUCTION RELATED INSURANCE FOR THE PICTURE, RESULTING IN CERTAIN LOSSES RELATING TO ANY OF THE PICTURE'S KEY PERSONNEL, EQUIPMENT, LOCATIONS AND/OR FILM FOOTAGE BEING UNINSURED WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S AND THE MANAGER'S ABILITY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE THE PICTURE.

5.   LABOR DISPUTES – THERE IS NO ASSURANCE THAT LABOR DIFFICULTIES AFFECTING PRODUCTION WILL NOT ARISE, INCLUDING BUT NOT LIMITED TO UNION STRIKES. IF SUCH LABOR DIFFICULTIES ARISE, FILM PRODUCTION AND, HENCE, RETURN TO FINANCIERS COULD BE DELAYED OR DIMINISHED.

6.   AUDIENCE APPEAL – THE ULTIMATE PROFITABILITY OF ANY MOTION PICTURE DEPENDS UPON ITS AUDIENCE APPEAL IN RELATION TO THE COST OF ITS PRODUCTION AND DISTRIBUTION. THE AUDIENCE APPEAL OF A GIVEN MOTION PICTURE DEPENDS, AMONG OTHER THINGS, ON UNPREDICTABLE CRITICAL REVIEWS AND CHANGING PUBLIC TASTES AND SUCH APPEAL CANNOT BE ANTICIPATED WITH CERTAINTY.

7.   COST OVERRUNS – THE COSTS OF PRODUCING MOTION PICTURES ARE OFTEN UNDERESTIMATED AND MAY BE INCREASED BY REASON OF FACTORS BEYOND THE CONTROL OF THE COMPANYS. SUCH FACTORS MAY INCLUDE WEATHER CONDITIONS, ILLNESS OF TECHNICAL AND ARTISTIC PERSONNEL, ARTISTIC REQUIREMENTS, LABOR DISPUTES, GOVERNMENTAL REGULATIONS, EQUIPMENT BREAKDOWNS, AND OTHER PRODUCTION DISRUPTIONS. WHILE THE COMPANY INTENDS TO ENGAGE PRODUCTION PERSONNEL WHO HAVE DEMONSTRATED AN ABILITY TO COMPLETE FILMS WITHIN THE ASSIGNED BUDGET, THE RISK OF A FILM RUNNING OVER BUDGET OR OF NOT BEING COMPLETED IS ALWAYS SIGNIFICANT AND MAY HAVE A SUBSTANTIAL ADVERSE IMPACT ON THE PROFITABILITY OF THE PICTURE.

8.   DISTRIBUTION – THE PROFITABLE DISTRIBUTION OF A MOTION PICTURE DEPENDS IN LARGE PART ON THE AVAILABILITY OF ONE OR MORE CAPABLE AND EFFICIENT DISTRIBUTORS WHO ARE ABLE TO ARRANGE FOR APPROPRIATE ADVERTISING AND PROMOTION, PROPER RELEASE DATES AND BOOKINGS IN FIRST-RUN AND OTHER THEATERS.   THERE CAN BE NO ASSURANCE THAT PROFITABLE DISTRIBUTION ARRANGEMENTS WILL BE OBTAINED FOR THE PICTURE OR THAT THE PICTURE CAN OR WILL BE DISTRIBUTED PROFITABLY OR THAT THE PICTURE WILL BE DISTRIBUTED AT ALL.

9.   LONG-TERM PROJECT – THE PRODUCTION AND DISTRIBUTION OF A MOTION PICTURE INVOLVES THE PASSAGE OF A SIGNIFICANT AMOUNT OF TIME.

PRE-PRODUCTION ON A PICTURE MAY EXTEND FOR TWO TO THREE MONTHS OR MORE. PRINCIPAL PHOTOGRAPHY MAY EXTEND FOR SEVERAL WEEKS OR MORE. POST-PRODUCTION MAY EXTEND FOR THREE TO FOUR MONTHS OR MORE. DISTRIBUTION AND EXHIBITION OF MOTION PICTURES GENERALLY AND OF THE PICTURE SPECIFICALLY MAY CONTINUE FOR YEARS BEFORE GROSS RECEIPTS OR NET PROCEEDS MAY BE GENERATED, IF AT ALL.

10. FOREIGN DISTRIBUTION – FOREIGN DISTRIBUTION OF A MOTION PICTURE (I.E., OUTSIDE THE UNITED STATES AND CANADA) MAY REQUIRE THE USE OF VARIOUS FOREIGN DISTRIBUTORS. SOME FOREIGN COUNTRIES MAY IMPOSE GOVERNMENT REGULATIONS ON THE DISTRIBUTION OF FILMS. IN ADDITION, REVENUES DERIVED FROM THE DISTRIBUTION OF THE PICTURE IN FOREIGN COUNTRIES, IF ANY, MAY BE SUBJECT TO CURRENCY CONTROLS AND OTHER RESTRICTIONS, WHICH MAY TEMPORARILY OR PERMANENTLY PREVENT THE INCLUSION OF SUCH REVENUE IN GROSS RECEIPTS.

11. FINANCIERS LAST IN LINE – A MOTION PICTURE TYPICALLY GOES FROM THE COMPANY TO THE DISTRIBUTOR WHO IN TURN MAY SEND IT TO TERRITORIAL SUB-DISTRIBUTORS, WHO SEND IT TO THEATRICAL EXHIBITORS. THE BOX OFFICE RECEIPTS GENERATED BY A MOTION PICTURE TRAVEL THIS SAME ROUTE IN REVERSE. THE EXHIBITOR TAKES A CUT AND SENDS THE BALANCE TO THE SUB-DISTRIBUTOR, WHO TAKES A CUT AND SENDS THE BALANCE TO THE DISTRIBUTOR, WHO TAKES A CUT AND SENDS THE BALANCE TO THE COMPANY. THE PROBLEM FOR THE FINANCIERS WITH THIS SYSTEM IS THAT SUCH INVESTING FINANCIERS, WHO HAVE HAD THEIR MONEY AT RISK FOR THE LONGEST TIME, ARE AT THE TAIL END OF THE BOX OFFICE RECEIPTS CHAIN. THUS, IF THE COMPANY, IN NEGOTIATING A DISTRIBUTION DEAL, HAS TO RELY HEAVILY ON A PARTICIPATION AT SOME DEFINED LEVEL OF THE PICTURE'S REVENUE STREAM, REVENUES TO THE COMPANY, AND THUS TO FINANCIERS, ARE LIKELY TO BE THE LAST IN LINE TO BENEFIT FROM SUCH A REVENUE STREAM, IF ANY.

12. INDUSTRY CHANGES – NEITHER THE MANAGER NOR THE COMPANY CAN PREDICT THE EFFECT THAT RAPID TECHNOLOGICAL CHANGE, EMERGING DISTRIBUTION CHANNELS OR ALTERNATIVE FORMS OF ENTERTAINMENT MAY HAVE ON THE COMPANY, THE MANAGER OR THE MOTION PICTURE INDUSTRY. THE ENTERTAINMENT INDUSTRY IN GENERAL, AND THE MOTION PICTURE INDUSTRY IN PARTICULAR, CONTINUE TO UNDERGO SIGNIFICANT CHANGES, PRIMARILY DUE TO TECHNOLOGICAL DEVELOPMENTS. DUE TO RAPID GROWTH OF TECHNOLOGY AND SHIFTING CONSUMER TASTES, NEITHER THE MANAGER NOR THE COMPANY CAN ACCURATELY PREDICT THE OVERALL EFFECT THAT TECHNOLOGICAL GROWTH OR THE AVAILABILITY OF ALTERNATIVE FORMS OF ENTERTAINMENT MAY HAVE ON THE POTENTIAL REVENUE FROM AND PROFITABILITY OF THE PICTURE. IN ADDITION, CERTAIN OUTLETS FOR THE DISTRIBUTION OF MOTION PICTURES MAY NOT OBTAIN THE PUBLIC ACCEPTANCE THAT IS OR WAS PREVIOUSLY PREDICTED. IF CERTAIN DISTRIBUTION CHANNELS ARE ACCEPTED BY THE PUBLIC, NEITHER THE MANAGER NOR THE COMPANY CAN ASSURE OFFEREES THAT THE COMPANY WILL BE SUCCESSFUL IN EXPLOITING SUCH CHANNELS. MOREOVER, TO THE EXTENT THAT OTHER DISTRIBUTION CHANNELS GAIN POPULAR ACCEPTANCE, IT IS POSSIBLE THAT DEMAND FOR EXISTING DISTRIBUTION CHANNELS, SUCH AS DVDS, WILL DECREASE. IF THE COMPANY IS UNABLE TO EXPLOIT NEW DISTRIBUTION CHANNELS TO THE SAME EXTENT EXPECTED AS EXISTING CHANNELS. COMPANY'S BUSINESS, OPERATIONS OR FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED.

13. PICTURE'S LIABILITIES – THE COMPANY WILL ACTIVELY PARTICIPATE IN THE PRODUCTION AND DISTRIBUTION OF THE PICTURE. BECAUSE INSURANCE COVERING SUCH LIABILITY MAY NOT BE AVAILABLE AT A REASONABLE COST, OR MAY SIMPLY NOT BE OBTAINED, THE ASSETS OF THE COMPANY MAY BE EXPOSED TO OPERATING RISKS THAT MAY ARISE FROM THE CREATION, EXPLOITATION AND DISPOSITION OF THE PICTURE.

C. MANAGER'S DISCRETION REGARDING PRODUCTION AND DISTRIBUTION MATTERS

1. SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT, THE MANAGER HAS RESERVED THE SPECIFIC AUTHORITY TO ENTER INTO AGREEMENTS ON BEHALF OF THE COMPANY WITH MOTION PICTURE OR TELEVISION STUDIOS, DISTRIBUTORS AND/OR OTHER THIRD PARTIES PURSUANT TO WHICH THE COMPANY, IN EXCHANGE FOR SUCH STUDIOS', DISTRIBUTORS AND/OR OTHER THIRD PARTIES' ASSISTANCE IN PRODUCING, DISTRIBUTING AND/OR OTHERWISE EXPLOITING THE PICTURE, MAY COMMIT TO PAY SUCH PARTIES OUT OF REVENUES GENERATED BY THE PICTURE AT A POINT IN THE PICTURE'S REVENUE STREAM PRIOR TO THE COMPANY'S RECEIPT OF ITS GROSS RECEIPTS. SUCH AGREEMENTS MAY INCLUDE, BUT ARE NOT LIMITED TO, FLAT FEE ARRANGEMENTS, NEGATIVE PICKUP DEALS OR AN OUTRIGHT SALE OF THE PICTURE, IF IN THE JUDGMENT OF THE MANAGER, SUCH A SALE WOULD BE IN THE BEST INTEREST OF THE COMPANY. IN ADDITION, SUBJECT TO THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT FOR THE COMPANY, THE MANAGER HAS RESERVED THE RIGHT (1) TO PRODUCE THE PICTURE AND SEEK THE MOST ADVANTAGEOUS DISTRIBUTION AGREEMENT FOR THE PICTURE, AND (2) TO ENTER INTO AGREEMENTS ON BEHALF OF THE COMPANY WHICH PROVIDE THAT PERSONS RENDERING SERVICES OR OTHER MATERIALS OR FACILITIES IN CONNECTION WITH THE DEVELOPMENT, PRODUCTION, DISTRIBUTION OR OTHER EXPLOITATION OF THE PICTURE SHALL RECEIVE, AS SALARY OR OTHER COMPENSATION, DEFERRED AMOUNTS OR A PERCENTAGE PARTICIPATION IN COMPANY REVENUE. SUCH RELIANCE ON THE JUDGMENT AND DISCRETION OF THE MANAGER PLACES A GREATER EMPHASIS ON THE SKILLS AND JUDGMENT OF THE MANAGER AND THE MANAGER'S ADVISORS AND THEREFORE MAKES IT IMPERATIVE THAT PROSPECTIVE FINANCIERS CAREFULLY EXAMINE THE ABILITIES OF SUCH MANAGER AND THE MANAGER'S ASSOCIATES BEFORE CHOOSING TO PROVIDE ANY SUBSCRIPTION HEREUNDER.

2. DISTRIBUTIONS AND LIQUIDITY - DISTRIBUTION OF THE COMPANY'S PROCEEDS TO THE FINANCIERS WILL PROVIDE A PRIMARY SOURCE OF DISTRIBUTABLE CASH OR SECURITIES TO THE FINANCIERS. THE MANAGER WILL HAVE ABSOLUTE DISCRETION IN THE TIMING OF SUCH DISTRIBUTIONS, IF ANY, SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT. THERE CAN BE NO ASSURANCE THAT THERE WILL BE ANY DISTRIBUTIONS OR THAT AGGREGATE DISTRIBUTIONS, IF ANY, WILL EQUAL OR EXCEED THE FINANCIERS' INVESTMENT IN THE COMPANY.

D. INVESTMENT-RELATED RISK

1. AN FINANCIER WHO PURCHASES INTERESTS IN THE COMPANY SHOULD BE AWARE THAT THE INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND THAT SUCH FINANCIER RISKS LOSING HIS, HER OR ITS ENTIRE INVESTMENT.

2. ILLIQUIDITY OF INVESTMENT – THERE IS NO PUBLIC MARKET FOR THE INTERESTS AND ONE IS NOT EXPECTED TO DEVELOP. EACH FINANCIER SHOULD BE AWARE THAT HE/SHE/IT MUST BEAR THE RISKS OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME BECAUSE ANY TRANSFER, SALE OR ASSIGNMENT OF THE INTERESTS IS SUBJECT TO THE CONSENT OF THE MANAGER IN THEIR DISCRETION. FURTHERMORE, THE INTERESTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY OTHER APPLICABLE LAW, AND THEREFORE, CANNOT BE SOLD AND MUST BE HELD INDEFINITELY UNLESS THEY ARE SUBSEQUENTLY REGISTERED UNDER THE ACT, AND ANY OTHER APPLICABLE LAW, OR, IN THE OPINION OF THE MANAGER, EXEMPTIONS FROM SUCH REGISTRATION ARE AVAILABLE. ANY SUCH REGISTRATION IS UNLIKELY TO OCCUR IN THE FUTURE. IN ADDITION, NO SALE, TRANSFER OR ASSIGNMENT OF AN INTEREST WILL BE PERMITTED IF, IN THE OPINION OF COUNSEL FOR THE COMPANY, SUCH SALE, TRANSFER OR ASSIGNMENT WOULD VIOLATE THE STATUS OF THE ORIGINAL SALE OF THE INTERESTS WHICH FORMED THE BASIS FOR THE EXEMPTION FROM REGISTRATION UNDER THE ACT, OR ANY APPLICABLE STATE SECURITIES LAWS, PURSUANT TO WHICH SUCH INTERESTS WERE OFFERED, OR CAUSE A TERMINATION OF THE ENTITY'S TREATMENT AS A COMPANY FOR FEDERAL INCOME TAX PURPOSES. AS A RESULT OF THESE RESTRICTIONS, FINANCIERS MAY NOT BE ABLE TO LIQUIDATE THEIR INVESTMENT IN THE EVENT OF AN EMERGENCY, AND THE INTERESTS MAY NOT BE READILY ACCEPTED AS COLLATERAL FOR A LOAN.

3. INHERENT UNCERTAINTY OF PROJECTIONS – THE INDICATIVE CASHFLOWS AND CERTAIN FORWARD LOOKING STATEMENTS ARE BASED ON CERTAIN ASSUMPTIONS AND OTHER INFORMATION AVAILABLE TO THE MANAGER. HOWEVER, THE UNDERLYING ESTIMATES, ASSUMPTIONS AND FUTURE EVENTS ARE INHERENTLY UNCERTAIN, AND UNANTICIPATED EVENTS MAY OCCUR WHICH WOULD CAUSE ACTUAL RESULTS TO VARY, PERHAPS MATERIALLY FROM ANY FORECASTED RESULTS. EACH FINANCIER SHOULD BE AWARE THAT MANY FILMS DO NOT GET RELEASED OR IF RELEASED ARE NOT COMMERCIALLY SUCCESSFUL, AND LOSE MONEY. AS A CONSEQUENCE, EACH FINANCIER SHOULD BE AWARE THAT NEITHER THE COMPANY NOR THE MANAGER GUARANTEES OR WARRANTS ANY SPECIFIC PROJECTED RESULT OF AN INVESTMENT IN THE COMPANY. ACCORDINGLY, FINANCIERS SHOULD RETAIN AND RELY UPON THE ADVICE OF THEIR OWN PROFESSIONAL ADVISORS WITH RESPECT TO THEIR INDIVIDUAL SUITABILITY FOR AN INVESTMENT IN THE COMPANY AND THE TAX CONSEQUENCES RESULTING THEREFROM.

THE FOREGOING LIST OF RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE COMPANY.

EXHIBIT "C"

TAX CONSIDERATIONS

BECAUSE OF THE COMPLEXITIES OF THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PICTURE, SUCH SHOULD BE CONSIDERED BY A PROSPECTIVE FINANCIER ONLY AFTER OBTAINING ADEQUATE TAX COUNSELING FROM THE PROSPECTIVE FINANCIER'S OWN TAX ADVISOR, AND THIS OFFERING IS MADE ON THAT BASIS. IN PARTICULAR, NO PROSPECTIVE FINANCIER SHOULD INVEST FOR THE PURPOSE OF OBTAINING A TAX BENEFIT WITHOUT CONSULTING HIS, HER OR ITS OWN TAX ADVISOR.

PROSPECTIVE FINANCIERS SHOULD BE AWARE THAT THE INTERNAL REVENUE SERVICE ("IRS") MAY NOT AGREE WITH ALL TAX POSITIONS TAKEN BY THE COMPANY AND THAT CHANGES IN THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR THE REGULATIONS OR RULINGS OR OTHER DECISIONS AFTER THE DATE OF THIS MEMORANDUM MAY ADVERSELY AFFECT THE TAX ASPECTS OF AN INVESTMENT IN THE PICTURE.